Form 40-F
RUSSEL METALS INC
filed 2003-05-12
CIK 903657

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002		Commission File Number 0-22774

RUSSEL METALS INC.
(Exact name of Registrant as specified in its charter)

Canada	6711	12168 7776
(Province or other jurisdiction of incorporation or Organization)	(Primary Standard Industrial Classification Code Number	(I.R.S. Employer Identification Number (if applicable))

Suite 210, 1900 Minnesota Court, Mississauga, Canada ON L5N 3C9, (905) 819-7777
(Address and telephone number of Registrant's principal executive offices)

Edward M. Siegel, Jr., 106 Easton Road, Westport, Connecticut 06881, (203) 454-3135
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
10% Senior Notes Due June 1, 2009

For annual reports, indicate by check mark the information filed with this Form:
[X] Annual Information Form [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares - 38,057,001
Class II Preference Shares, Series C - 1,200,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [ ] 82 -___________________________ No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such other shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Documents Included in this Form

No.	Documents

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2002, dated May 9, 2003.

2.	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2002.

3.	Consolidated Financial Statements for the year ended December 31, 2002.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.  The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

INTERNAL CONTROLS

Since the most recent evaluation of the Registrant's internal controls, there have not been any significant changes in the Registrant's internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

The design of the Registrant's system of controls and procedures is based, in part, upon assumptions about the likelihood of future events.  There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

NON-AUDIT SERVICES

Audit Fees

The fees charged by Deloitte & Touche for audit services for the year ended December 31, 2002 were Cdn $563,000.  The aggregate fees charged by Deloitte & Touche for all other non-audit services rendered by Deloitte & Touche for the fiscal year ended December 31, 2002 were $167,000.  The non-audit service included audits of employee benefit plans of $47,000 and U.S. tax compliance work of $120,000.

Independence of Auditors

Deloitte & Touche and the audit committee of the Company have considered all relationships between Deloitte & Touche and its related entities and the Company and its related entities in light of the independence standards issued by the Independence Standards Board and have determined that the non-audit services provided by Deloitte & Touche to the Company are compatible with maintaining Deloitte & Touche's independence.

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all non-audit services performed by the Registrant's auditor are required to be approved by the audit committee of the Registrant.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the 10% Senior Notes Due June 1, 2009.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit
No.	Title

1.	Consent of Deloitte & Touche LLP.

2.	Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

3.	Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Russel Metals Inc.
(Registrant)

May 12, 2003	By: /s/BRIAN R. HEDGES
Brian R. Hedges
Executive Vice President & CFO

EXHIBIT INDEX

No.	Document	Sequential Page No.

1.	Consent of Deloitte & Touche LLP.

2.	Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.	Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002