Form 40-F
RUSSEL METALS INC
filed 2004-04-14
CIK 903657

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003		Commission File Number 0-22774

RUSSEL METALS INC.
(Exact name of Registrant as specified in its charter)

Canada	6711	41-1443629
(Province or other jurisdiction of incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))

Suite 210, 1900 Minnesota Court, Mississauga, Canada ON L5N 3C9, (905) 819-7777
(Address and telephone number of Registrant's principal executive offices)

FIL (US) Inc., c/o CT Corporation Suite 300, 801 West Tenth Street, Anchorage, Alaska 99801 U.S.A., (905) 819-7777
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

Common Shares - 43,023,342
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

Yes [X] No [ ]

Documents Included in this Form

No.	Documents

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2003, dated April 14, 2004.

2.	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2003.

3.	Consolidated Financial Statements for the year ended December 31, 2003.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.  The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the Registrant's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Since the most recent evaluation of the Registrant's internal control over financial reporting, there have not been any significant changes in the Registrant's internal control over financial reporting that has materially affected or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

The design of the Registrant's system of controls and procedures is based, in part, upon assumptions about the likelihood of future events.  There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that Robbert Hartog and James F. Dinning, both individuals serving on the audit committee of the Registrant's board of directors, are audit committee financial experts, as that term is defined in paragraph 8(b) of General Instruction B to the Form 40-F under the Securities Exchange Act of 1934, as amended.  The Registrant's board of directors has also determined that both are independent, as that term is defined in the applicable listing standards of the Nasdaq Stock Market, Inc.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its chief executive officer and chief financial officer and its principal accounting officer.  The Registrant has posted the text of its code of ethics on its website. The text of the code of ethics can be viewed by visiting www.russelmetals.com and selecting the "Corporate Information" icon.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The fees charged by Deloitte & Touche LLP (D&T) for audit services for the years ended December 31, 2002 and 2003 were Cdn $563,000 and Cdn $772,000, respectively.

Audit Related Fees

The fees charged by D&T for audit related services rendered were for 2002 - Cdn $47,000 and 2003 - Cdn $185,000.

Tax Fees

The tax fees charged by D&T were for 2002 - Cdn $120,000 and 2003 - Cdn $270,000.

Other Fees

D&T did not charge any other fees in 2002 or 2003.

Independence of Auditors

D&T and the audit committee of the Company have considered all relationships between D&T and its related entities and the Company and its related entities in light of the independence standards issued by the Independence Standards Board and have determined that the non-audit services provided by D&T to the Company are compatible with maintaining D&T independence.

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all non-audit services performed by the Registrant's auditor are required to be approved by the audit committee of the Registrant.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the 10% Senior Notes Due June 1, 2009.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit
No.	Title

1.	Consent of Deloitte & Touche LLP.

31.	Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.	Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

RUSSEL METALS INC.

April 14, 2004	By: /s/BRIAN R. HEDGES
Brian R. Hedges
Executive Vice President & CFO

EXHIBIT INDEX
No.	Document	Sequential Page No.

1.	Consent of Deloitte & Touche LLP.

31.	Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.	Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002