Form 40-F
RUSSEL METALS INC
filed 2005-02-25
CIK 903657

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004		Commission File Number 0-22774

RUSSEL METALS INC.
(Exact name of Registrant as specified in its charter)

Canada	6711	41-1443629
(Province or other jurisdiction of incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))

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
6.375% Senior Notes Due March 1, 2014

For annual reports, indicate by check mark the information filed with this Form:
[X] Annual Information Form [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares - 49,887,659

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

Yes [X] No [ ]

Documents Included in this Form

No.	Documents

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2004, dated February 24, 2005.

2.	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2004.

3.	Consolidated Financial Statements for the year ended December 31, 2004.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that Pierre Brunet, Robbert Hartog and James F. Dinning, all individuals serving on the audit committee of the Registrant's board of directors, are audit committee financial experts, as that term is defined in paragraph 8(b) of General Instruction B to the Form 40-F under the Securities Exchange Act of 1934, as amended.  The Registrant's board of directors has also determined that they are independent, as that term is defined in the applicable listing standards of the Nasdaq Stock Market, Inc.

CODE OF ETHICS

The Registrant has adopted a code of ethics that applies to its chief executive officer and chief financial officer and its principal accounting officer.  The Registrant has posted the text of its code of ethics on its website. The text of the code of ethics can be viewed by visiting www.russelmetals.com and selecting the "about russel metals" icon.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The fees charged by Deloitte & Touche LLP for audit services for the year ended December 31, 2004 were Cdn$978,000 (2003: Cdn$772,000).

Audit Related Fees

The fees charged by Deloitte & Touche LLP for the year ended December 31, 2004 for offering documents were Cdn$534,000 (2003:  Cdn$141,000), for the review of the Sarbanes-Oxley work prepared by the Company were Cdn$138,000 (2002:  nil) and the audits of employee benefit plans were Cdn$46,000 (2003:  Cdn$44,000).

Tax Fees

The fees charged by Deloitte & Touche LLP for U.S. tax compliance and planning work for the fiscal year ended December 31, 2004 were Cdn$213,000 (2003: Cdn$270,000).

Other Fees

D&T did not charge any other fees in 2003 or 2004.

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

B. Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the 6.375% Senior Notes Due March 1, 2014.

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

RUSSEL METALS INC.

February 24, 2005.	By: /s/ BRIAN R. HEDGES
Brian R. Hedges
Executive Vice President & CFO

EXHIBIT INDEX
No.	Document	Sequential Page No.

1.	Consent of Deloitte & Touche LLP

31.	Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.	Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002