Form 40-F
RUSSEL METALS INC
filed 2006-02-27
CIK 903657

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________________________________________________

FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005		Commission File Number 0-22774

RUSSEL METALS INC.
(Exact name of Registrant as specified in its charter)

Canada	6711	41-1443629
(Province or other jurisdiction of incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))

Suite 210, 1900 Minnesota Court, Mississauga, Canada ON L5N 3C9, (905) 819-7777
(Address and telephone number of Registrant's principal executive offices)

FIL (US) Inc., c/o CT Corporation Suite 300, 801 West Tenth Street, Anchorage, Alaska 99801 U.S.A., (905) 819-7777
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States

_________________________________________________________

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

Common Shares - 50,656,009

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

Yes [X] No [ ]

Documents Included in this Form

No.	Documents

1.	Annual Information Form of the Registrant for the fiscal year ended December 31, 2005, dated February 27, 2006.

2.	Management's Discussion and Analysis of the Registrant for the year ended December 31, 2005.

3.	Consolidated Financial Statements for the year ended December 31, 2005.

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

NOTICE OF PENSION FUND BLACKOUT PERIOD

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2005.

AUDIT COMMITTEE FINANCIAL EXPERT

In 2005, the members of the audit committee of the Company were P. Brunet, C. R. Fiora, J. F. Dinning and R. Hartog.  From October 27, 2004 to December 31, 2005, Mr. Brunet was a member of the audit committee.  He served as Chair of the Committee from April 27, 2005, until his resignation from the board on December 31, 2005.  Mr. Brunet was succeeded by Mr. Alain Benedetti as a board member and Chair of the Committee on February 23, 2006.

The Registrant's board of directors has determined that the former Chair and the present Chair of the Committee are Chartered Accountants and each are considered to be audit committee financial experts as that term is defined in paragraph 8(b) of General Instruction B to the Form 40-F under the Securities Exchange Act of 1934, as amended.  The Registrant's board of directors has also determined that all members of the audit committee are independent, as that term is defined in the applicable listing standards of the Nasdaq Stock Market, Inc.

CODE OF ETHICS

The Registrant has adopted a code of business conduct and ethics (the "code") that applies to all directors, officers and employees.  The Registrant has posted the text of its code on its website. The text of the code can be viewed by visiting www.russelmetals.com and selecting the "about russel metals" icon.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees charged by Deloitte & Touche LLP for audit services for the year ended December 31, 2005 were Cdn$929,000 (2004: Cdn$978,000).

Audit Related Fees

The aggregate fees charged by Deloitte & Touche LLP for the year ended December 31, 2005 for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported above were Cdn$692,000 (2004:  Cdn$718,000).  Such services include work on:  offering documents - $Nil (2004:  Cdn$534,000); review of the Sarbanes-Oxley work prepared by the Company - Cdn$655,000 (2004:  $138,000); and audits of employee benefit plans - Cdn$37,000 (2004:  Cdn$46,000).

Tax Fees

The aggregate fees charged by Deloitte & Touche LLP for U.S. tax compliance and planning work for the year ended December 31, 2005 were Cdn$154,000 (2003: Cdn$213,000).

Other Fees

D&T did not charge any other fees in 2004 or 2005.

Audit Committee Pre-Approval Policies

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all non-audit services performed by the Registrant's auditor are required to be approved by the audit committee of the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues, or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See "Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005", included as Document No. 3 to this Annual Report.

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

RUSSEL METALS INC.

February 27, 2006	By: /s/ BRIAN R. HEDGES
Brian R. Hedges
Executive Vice President & CFO

EXHIBIT INDEX
No.	Document	Sequential Page No.

1.	Consent of Deloitte & Touche LLP

31.	Certification of CEO and CFO Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.	Certification of CEO and CFO Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002